Exhibit 99.1

plastec technologies ANNOUNCES SHAREHOLDER APPROVAL OF

Share Transfer Agreement with Shanghai Yongli Belting Co., Ltd.

Hong Kong – December 16, 2015 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTEF (units)) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China and Thailand, today announced that during an extraordinary general meeting held earlier today, the Company’s shareholders voted to approve the previously announced Share Transfer Agreement with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), pursuant to which SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its wholly-owned subsidiary, Plastec International Holdings Limited.

Closing is expected in 2016 and is contingent on certain closing conditions including SYB’s receipt of external financing.

About Us

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, we are an integrated plastic manufacturing services provider that operates in the People’s Republic of China and Thailand through its wholly owned subsidiaries. With approximately 4,800 employees, we provide precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:
The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86-10-6587-6435
aprior@equityny.com	kyao@equityny.com